EXHIBIT 19.1
SUNBELT RENTALS HOLDINGS, INC.
SECURITIES TRADING POLICY
1.Introduction
This Securities Trading Policy (the “Policy”) describes the standards of Sunbelt Rentals Holdings, Inc. (together with any subsidiaries, the “Company”) with respect to the trading, or facilitation of trading, in the Company’s securities while in possession of confidential information. The Company and regulators take insider trading very seriously, and violations of insider trading laws, rules and regulations (collectively, “insider trading laws”) can result in serious criminal, civil and professional consequences. This Policy has been designed to promote compliance with insider trading laws.

We expect you to understand and follow this Policy. Complying with all applicable laws is your responsibility. If you have any questions about this Policy, you should contact the General Counsel or the Company Secretary.
The Company may amend this Policy at any time, for any reason, subject to applicable laws, rules and regulations.
2.Key Concepts and Definitions
What is “insider trading”? Insider trading occurs when any person purchases, sells or otherwise trades a security, or facilitates the purchase, sale or trading of a security, while aware of material nonpublic information. Insider trading includes “tipping,” or the disclosure of material nonpublic information to another person who then trades securities on the basis of that disclosed information. Insider trading can entail trades of securities of the Company or any other companies about which you possess material non-public information, whether directly or indirectly, including transactions made by money managers on your behalf or by or on behalf of your family members (including spouses, children, step-children, parents, step-parents, grandchildren, grandparents, siblings and in-laws) who live with you or reside in your household (“Family Members”).

What does “material” mean? Information about the Company is material if (i) a reasonable investor would consider it important in making an investment decision to trade the Company’s securities, (ii) it could be viewed by a reasonable investor as having significantly altered the total mix of information available in the marketplace concerning the Company, or (iii) it is likely to have a significant impact on the market price of the Company’s securities. This information could be positive or negative, and there is no bright line standard for determining materiality, which is instead based on an assessment of all of the facts and circumstances.
While it is not possible to define all categories of material information, information concerning any of the following matters could be material:
•Financial performance and results, key metrics, financial condition, earnings pre-announcements, guidance, projections or forecasts, particularly if inconsistent with the Company’s guidance or the expectations of the investment community;
•Restatements of financial results, or material impairments, write-offs, increases in reserves or restructurings;
•Unusual gains or losses in major operations;
•Changes in independent auditors, or notification that the Company may no longer rely on an audit report;
•Major changes in accounting methods or policies;
•Business plans or budgets;

•Creation of significant financial obligations, or any significant default under or acceleration of any financial obligation;
•Impending bankruptcy or financial liquidity problems;
•Significant developments involving business relationships, including execution, modification or termination of significant agreements or orders with customers, suppliers, distributors, manufacturers or other business partners;
•Significant information relating to the Company’s products or services, such as new products or services, major modifications or performance issues, defects or recalls, significant pricing changes or other announcements of a significant nature;
•Significant developments in research and development or relating to intellectual property;
•Significant legal or regulatory developments, whether positive or negative, actual or threatened, including litigation and government investigations;
•Major events involving securities of the Company, including calls of securities for redemption, adoption of stock repurchase programs, option repricings, stock splits, changes in dividend policies, recapitalizations, modification to the rights of security holders or notices of delisting;
•Significant corporate events, even if preliminary in nature, such as a pending or proposed merger, joint venture or tender offer, a proxy fight, a significant investment, the acquisition or disposition of a significant business or asset, or a change in control of the Company;
•Public or private offerings of the Company’s securities;
•Major personnel changes, such as changes in senior management or the board of directors or material reductions in the workforce;
•Significant data breaches or other cybersecurity risks, incidents or vulnerabilities;
•Changes in the Company’s debt ratings;
•Updates regarding any prior material disclosure that has materially changed; and
•The existence of a special blackout period.
When in doubt about whether particular nonpublic information is material, you should either (i) consult the General Counsel or the Company Secretary before making any decision to disclose such information or to trade in (or recommend others trade in) securities to which that information relates or (ii) assume that the information is material.
What does it mean to be “nonpublic”? Information is nonpublic if it is not available to the general public. Even if information is widely known throughout the Company, it may still be nonpublic.
•We consider information about the Company to be public only once it has been widely disseminated in a manner that provides broad, non-exclusionary distribution of the information to investors and the public generally, such as through press releases, widely circulated media outlets, filings with the Securities and Exchange Commission (the “SEC”), webcasts of publicly announced investor conferences or posts on the Company’s website. The Company’s policy is that nonpublic information becomes public only after two full trading days have passed after it has been disseminated (counting the day of release as the first trading day only if the information is issued before the market opens).
As with questions of materiality, if you are unsure whether information is considered public, you should consult with the General Counsel or the Company Secretary.
What are “securities”? Securities include stocks (common and preferred), debt securities (including bonds, notes and debentures), options, restricted stock units, warrants and other convertible securities, as well as derivative instruments. The definition of securities also includes securities in which you have any beneficial or other interest, or over which you exercise investment control, including:
•Securities held in joint accounts or accounts of persons or entities controlled directly or indirectly by you;
•Securities for which you act as trustee, executor or custodian; and
•Any other securities over which you exercise any direct or indirect control.
What is “tipping”? Tipping occurs when you (as a “tipper”) share material nonpublic information with another person or entity (commonly referred to as a “tippee”), who then trades on the basis of that information.
•Tipping may include conversations at social or business gatherings. It does not matter if you share the material nonpublic information inadvertently.
•Tippees may not do anything with material nonpublic information that the tipper is prohibited from doing, including disclosing the material nonpublic information or trading on the basis thereof.
•Tippers can be subject to the same penalties and sanctions as the tippees, and the SEC has imposed large penalties, even when the tipper did not profit from the transaction.
What is a “trade,” “trading” or a “transaction”? Trade/transaction includes a purchase, sale, loan, donation, gift or any other transfer or disposition of securities or any offer to engage in any of the transactions above, including entering into a contract to effect any such transaction. Any other arrangement that generates gains or losses based on changes in the prices of securities also constitutes a trade/transaction, including derivative securities (for example, exchange-traded put or call options, swaps, caps and collars), hedging and pledging transactions, short sales and certain arrangements regarding participation in benefit plans.
3.To Whom Does This Policy Apply?
This Policy applies to the following people, whether located inside or outside of the United States (collectively referred to as “you” or “your” throughout this Policy):

Defined Term	Includes…	Applicable Sections
“Company Employees”	•Employees (including executive officers and temporary workers) •Directors •Family Members of the above	•Sections 1—6, 8— 10

“Company Management and Directors”
•“Section 16 Reporting Persons,” which consist of members of the Company’s Directors and its executive officers who are subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)
•Family Members of the above
•All sections
“Restricted Persons”	•Company Management and Directors •Certain other individuals designated and notified by the General Counsel or the Company Secretary •Family Members of the above	•All sections
“Pre-approval Persons”	•Company Management and Directors •Certain other individuals designated and notified by the General Counsel or the Company Secretary •Family Members of the above	•All sections

You are responsible for ensuring that any trades of securities by your Family Members comply with this Policy.
Although this Policy does not apply to the Company, the Company, in accordance with this Policy, will not engage in transactions in Company securities while aware of material nonpublic information relating to the Company or its securities (other than in respect of pre-approved and 10b5-1 compliant Trading Plans, such as share buyback programs).
What happens if I leave the Company? Even if you leave the Company or your service relationship has terminated, you must follow this Policy as long as you continue to possess material nonpublic information. That means that you still may not trade in Company securities until that information becomes public or is no longer material.
If you are subject to a blackout period (as defined in Section 4(c)) under this Policy at the time you leave the Company, you must follow the applicable trading restrictions until at least the end of the relevant blackout period following your departure or the information otherwise becomes public or is no longer material.

4.General Policy
This Policy prohibits you from trading in the Company’s securities or “tipping,” either directly or indirectly, others who may trade in the Company’s securities while aware of material nonpublic information about the Company.
a.Trading on Material Nonpublic Information
Except as otherwise permitted in this Policy, you are prohibited from engaging in any transaction involving the Company’s securities during any period commencing on the date you become aware of material nonpublic information concerning the Company and ending on the date the information is no longer material or no longer deemed nonpublic.
b.Tipping Others of Material Nonpublic Information
You are also prohibited from disclosing or tipping, either directly or indirectly, material nonpublic information to any other person (including your Family Members) on the basis of which such other person may trade in Company securities. You are also prohibited from, directly or indirectly, while in possession of material nonpublic information about the Company, making any recommendations concerning, or expressing opinions about, trading in Company securities.
c.Blackout Periods
•Trading during blackout periods: There are certain periods of time that we collectively call “blackout periods” when Restricted Persons (defined in Section 3) are prohibited from trading in Company securities regardless of whether they are in possession of material nonpublic information.
○Quarterly Blackout Periods. Each Quarterly Blackout Period (i) begins at the close of trading on the New York Stock Exchange (“NYSE”) on the fifteenth calendar day of the third month of each fiscal quarter and (ii) ends at the close of trading on the NYSE on the second full trading day following the date the Company publicly discloses its earnings results for the applicable quarter (a “Quarterly Blackout Period”). If the fifteenth calendar day falls on a weekend or U.S. federal holiday, the Quarterly Blackout Period will begin after the close of trading on the immediately preceding business day.
○Special Blackout Periods. From time to time, an event may occur that is potentially material to investors, but known by a select few, in which case the Company may subject these individuals to a “Special Blackout Period.” You will be notified separately if you are subject to a Special Blackout Period. During a Special Blackout Period, you may not trade in Company securities until you have been notified by the General Counsel or Company Secretary that the Special Blackout Period has been lifted.
○Notwithstanding the above, blackout periods do not prohibit trading in Company securities pursuant to a Rule 10b5-1 Trading Plan (as defined in Section 8).
○Brokers are prohibited from making trades or fulfilling limit orders during a blackout period.
5.Are There any Prohibited Transactions?
The following activities are prohibited, regardless of whether you possess material nonpublic information.
•Short selling. A short sale involves selling a security that the seller does not own, or if owned, has not yet been delivered (known as a “short sale against the box”), which involves the borrowing of securities from the seller’s broker for the account of the seller, and delivery of the borrowed securities to the buying broker. At some point in the future, the short seller is obligated to purchase securities to make good or cover the short position. Section 16(c) of the Exchange Act absolutely prohibits Section 16 Reporting Persons from making short sales of the Company’s equity securities.
•Trading in derivative securities. Trading in Company-based derivative securities where the price depends on the price of Company stock, such as puts and calls, with respect to Company securities (other than stock options, restricted stock units and other equity-based compensatory awards the Company issues to you).
•Engaging in hedging transactions. Transacting to hedge or offset any decrease in the market value of equity securities you hold in the Company, either (i) directly or indirectly, or (ii) that the Company granted to you as part of your compensation, including purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars and exchange funds.
•Pledging transactions. Pledging Company securities as collateral for any loan or as part of any other pledging transaction.
•Holding Company stock in margin accounts. Accepting a loan in cash for which the account containing Company stock is held as collateral that may be sold without your consent by a broker if you fail to meet a margin call.
•Standing and limit orders. Giving advance directions to your stockbroker or banker to sell stock when it hits a certain price or on a certain date. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans; as described in Section 8) create heightened risks for insider trading violations similar to the use of margin accounts because there is no control over the timing of purchases or sales. Based on the standing instructions, a broker could execute a transaction when you are in possession of material nonpublic information The Company therefore discourages placing standing or limit orders on Company Securities and prohibits Restricted Persons and Pre-Approval Persons from doing so. If an employee subject to this Policy determines that they must use a standing order or limit order, the order should be limited to a period generally no more than five trading days and should otherwise comply with the restrictions and procedures of this Policy.
•Partnership Distribution. Distribute our securities to limited partners, general partners or stockholders of any entity in a blackout period, unless those limited partners, general partners or stockholders have agreed to hold the securities until the next open trading period.
•Transactions in Company Debt Securities. The Company believes that it is inappropriate for you to be a creditor of the Company due to actual or perceived conflicts of interest that may arise in connection therewith. Therefore, transactions in Company debt securities, whether or not those securities are convertible into Company common stock, are prohibited by this Policy.
•Trading on a Short-Term Basis. Any of the Company’s securities purchased on the open market by a Section 16 Reporting Person must be held for a minimum of six (6) months and are subject to short-swing profit liability under the provisions. Rule 10b5-1 Plans do not exempt individuals from complying with Section 16 short-swing profit rules or liability.
6.What Doesn’t This Policy Apply To?
The Policy does not apply to the following (except as noted below):
•Exercise of options; certain transactions involving equity awards. This Policy does not apply to (i) the exercise of stock options or other equity awards granted pursuant to the Company’s equity compensation plans that do not involve a broker-assisted cashless exercise or similar sale transaction, (ii) the surrender of shares directly to the Company in payment of the exercise price or in satisfaction of tax withholding obligations in a manner permitted by the applicable equity award agreement or (iii) vesting or settlement of equity-based awards, that, in each case, do not involve a discretionary market sale of Company securities (e.g., a broker-assisted cashless exercise or similar sale transaction). This Policy also does not apply to any non-discretionary market sales (including broker-assisted sales) of the Company’s securities in satisfaction of tax withholding obligations arising from any Company equity award (other than from the exercise of stock options or similar awards) and occurring automatically pursuant to and in compliance with a non-discretionary “sell-to-cover” policy or similar arrangement approved by the Company as then in effect.
○Exercises of options that involve a broker-assisted cashless exercise or similar sale transactions are subject to this Policy.
•Purchases from an employee stock purchase plan. This Policy does not apply to purchases of stock under any employee stock purchase plan adopted by the Company (“ESPP”) in accordance with the terms of such ESPP. The Policy does apply, however, to elections to enroll in the ESPP, any subsequent changes to such elections, and subsequent sales of Company securities purchased pursuant to the ESPP.
•401(k) plan. To the extent the Company permits Company securities to be purchased as an investment alternative in 401(k) plans, this Policy does not restrict purchases of Company stock in any such 401(k) plan made at the direction of the plan administrator for purposes of making matching contributions of stock resulting from your periodic contributions to the plan based on your payroll contribution election; provided, however, that the trading restrictions under this Policy do apply to elections you make under the 401(k) plan to (a) increase or decrease the percentage of your contributions that will be allocated to a Company stock fund, (b) move balances into or out of a Company stock fund, (c) borrow money against your 401(k) plan account if the loan will result in liquidation of some or all of your Company stock fund balance and (d) prepay a plan loan if the pre-payment will result in the allocation of loan proceeds to a Company stock fund.
•Dividend reinvestment plan. This Policy does not apply to purchases of Company securities under any dividend reinvestment plan adopted by the Company resulting from your reinvestment of dividends paid on Company securities. This Policy does apply, however, to voluntary purchases of Company securities resulting from additional contributions you choose to make to any such dividend reinvestment plan, and to your election to participate in the plan or increase your level of participation in the plan. This Policy also applies to your sale of any Company securities purchased pursuant to the plan.
•Bona fide gifts. This Policy does not restrict your ability to make a bona fide gift in an open window. This means you may not make bona fide gifts during blackout periods. Any gifts of Company securities by Pre-approval Persons require the prior approval of the General Counsel or Company Secretary.
•Transfers between accounts of the same owner. This Policy does not apply to transactions that involve merely a change in the form in which you own securities (e.g., the transfer of shares to an inter vivos trust of which you are the sole beneficiary during your lifetime).
○Transfers between accounts by Pre-approval Persons require the prior approval of the General Counsel or Company Secretary.
•Changes due to stock splits or dividends. This Policy does not apply to changes in the number of Company securities you hold due to a stock split or a stock dividend that applies equally to all securities of a class, or similar transactions.
•Mutual funds. This Policy does not apply to transactions in mutual funds that are invested in Company securities.
7.Who Needs Pre-Clearance and How to Get It?
Whose transactions need pre-clearance? The Company has determined that Pre-approval Persons (defined in Section 3) must obtain pre-approval to trade in the Company’s securities, even in the absence of a blackout period.
Each Pre-approval Person should contact the General Counsel or Company Secretary prior to commencing any transaction in the Company’s securities. The General Counsel or Company Secretary is not required to grant a pre-

clearance request. The Company’s pre-clearance of any particular transaction does not constitute legal advice and does not insulate any Pre-approval Person from liability under insider trading laws.
Even after a Pre-approval Person’s transaction is approved for pre-clearance, they may not transact in Company securities if:
•The transaction occurs during a blackout period, or
•They become aware of material nonpublic information before the transaction is executed.
How do you get pre-clearance? Pre-approval Persons must submit a written pre-clearance request to the General Counsel or Company Secretary at least two (but not more than five) business days prior to the proposed transaction date. The Company’s Chief Executive Officer, Chief Financial Officer, or their designee, must approve any transactions by the General Counsel or the Company Secretary.
How long do I have to complete a pre-cleared transaction? Pre-cleared transactions must be executed, if at all, within two business days of pre-clearance approval (the “Pre-clearance Window”). Once the Pre-clearance Window expires, Pre-approval Persons must submit a new pre-clearance request for any unused portion of the pre-clearance. You have no obligation to trade if you do receive pre-clearance.
A Pre-approval Person may submit as many pre-clearance requests as they would like when there is no blackout period and such Pre-approval Person does not have material nonpublic information.
8.What Is a Rule 10b5-1 Plan and Who Should Use One?
A “Rule 10b5-1 Plan” is a written trading plan adopted in advance of any transactions in Company securities in accordance with Rule 10b5-1 under the Exchange Act (“Rule 10b5-1”). Rule 10b5-1 Plans reduce the risk of trading on the basis of material nonpublic information. For individuals who want to trade in the Company’s securities but may frequently be in possession of material nonpublic information, a 10b5-1 Plan may be utilized to continue trading in the Company’s securities while in possession of material nonpublic information or during a blackout period.

Who can enter into a Rule 10b5-1 Plan? The Company permits certain insiders, as determined by the General Counsel or the Corporate Secretary, to enter into a Rule 10b5-1 Plan, subject to the requirements described below.
What are the requirements for a Rule 10b5-1 Plan? A Rule 10b5-1 Plan must meet the following minimum requirements:
•Pre-Approval. Each Rule 10b5-1 Plan (and any modifications to, or termination of, a Rule 10b5-1 Plan) must be pre-approved by the General Counsel or Company Secretary. Approval by the General Counsel or Company Secretary of a Rule 10b5-1 Plan is not a determination by the Company that any specific Rule 10b5-1 Plan is sufficient to satisfy the requirements of Rule 10b5-1.
•Timing and modifications. You can only adopt or modify a Rule 10b5-1 Plan when (a) you are not aware of any material nonpublic information and (b) there is not a blackout period in effect.
•Duration. A Rule 10b5-1 Plan must have a minimum term length of one year from adoption. If your Rule 10b5-1 Plan terminates according to its terms prior to one year, then you may adopt a new Rule 10b5-1 Plan subject to satisfaction of the “cooling-off” period defined below and the other requirements described in this Policy.
•“Cooling off” periods. You cannot immediately trade after entering or modifying a Rule 10b5-1 Plan. The SEC requires there to be a “cooling off” period between adoption or modification of a plan and trading, and the length of the cooling off period is mandated by SEC rules. The length of the “cooling off” period depends on who you are:

○For all Section 16 Reporting Persons, the first trade under the Rule 10b5-1 Plan may not occur until after the later of (a) 90 days after the adoption, or modification, of the Rule 10b5-1 Plan or (b) two business days following disclosure in Form 10-K or 10-Q of the Company’s financial results for the fiscal quarter in which the Rule 10b5-1 Plan was adopted or modified (but not to exceed 120 days after adoption or modification of the Rule 10b5-1 Plan).
○For all others, the first trade under the Rule 10b5-1 Plan may not occur until 30-days following the Rule 10b5-1 Plan adoption or modification.
○For the avoidance of doubt, these cooling-off periods do not apply to a Company adopted Rule 10b5-1 Plan.
•No overlapping plans. You may not adopt more than one Rule 10b5-1 Plan at a time, except in the following circumstances:
○You may enter into multiple contracts with separate brokers to execute trades on your behalf and consider such contracts one Rule 10b5-1 Plan, provided that such contracts, taken together as a whole, satisfy the requirements of Rule 10b5-1.
○You may simultaneously maintain two Rule 10b5-1 Plans, so long as the later-commencing Rule 10b5-1 Plan is not authorized to begin trading until after all trades under the first Rule 10b5-1 Plan are completed or expire based on the terms of the first Rule 10b5-1 Plan.
○Non-discretionary arrangements that authorize an agent to sell only enough shares as are necessary to satisfy tax withholding obligations arising exclusively from the vesting and settlement of Company equity awards (such as restricted stock units) will not be considered “overlapping” plans for this purpose.
•Single-trade Rule 10b5-1 Plans. Rule 10b5-1 Plans designed to effect an open-market purchase or sale of the total amount of securities as a single transaction are permitted, but you may only have one such single-trade Rule 10b5-1 Plan over the course of a 12-month period.
•Good faith. If you adopt or modify a Rule 10b5-1 Plan, you must do so in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, and you must act in good faith at all times in connection with such plan. The Rule 10b5-1 Plan must include a representation certifying that, at the time of adoption or modification of a Rule 10b5-1 Plan, the individual (i) is not aware of material nonpublic information about the issuer or its securities and (ii) is adopting the contract, instruction or plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1.
•Reporting. All Section 16 Reporting Persons must report on their Forms 4 or 5 in connection with any trades, as applicable, that their Rule 10b5-1 Plan was adopted to satisfy Rule 10b5-1(c). The Company reserves the right to publicly disclose, announce, or respond to inquiries from the media regarding the adoption, modification, or termination of a Rule 10b5-1 Plan.
•Trades outside Rule 10b5-1 Plans. If you adopt a Rule 10b5-1 Plan, it is not illegal to trade outside that plan, but any trades made outside of that plan will not get the safe harbor protection provided by Rule 10b5-1. Securities that are designated as securities to be sold under a Rule 10b5-1 Plan cannot be sold in outside-the-plan transactions.
9.Consequences of Insider Trading
Trading on the basis of material nonpublic information is a crime. If found guilty of trading on the basis of material nonpublic information, you could go to prison for up to 20 years, in addition to paying criminal fines of up to $5 million and civil fines. In addition, you must pay back up to three times the amount of any profits you gained or losses you avoided through your illegal trades.
Law enforcement takes insider trading very seriously. The SEC and FINRA actively investigate insider trading and routinely look at trading activity leading up to a significant change in the price of a security. The Company will cooperate with law enforcement in any investigations of insider trading. Even the appearance of illegal insider trading can lead to government investigations or lawsuits that are time-consuming, expensive, and can lead to criminal and civil liability.
The Company has zero tolerance for violations of this Policy:
•If you violate this Policy, you may be terminated. You may also be subject to other disciplinary action by the Company, including ineligibility for future equity or incentive programs and stop-orders to prevent future attempted trades. The Company has full discretion to determine whether you violated this Policy.
•Ignorance of this Policy does not excuse insider trading.
•The size of a transaction does not matter. It is illegal to trade on the basis of material nonpublic information even if you only trade a single share or do not earn a single dollar.
•Cases have been successfully prosecuted for individuals trading through foreign accounts or trading by family members and friends.
•It is no excuse that you didn’t “use” the information when you made the trade.
•Financial emergencies, hardship, and other personal circumstances are not excuses to commit insider trading. A court will not give you a shorter prison sentence even if you committed insider trading to avoid such hardships.
10.How to Ask for Help or Speak Up About Issues
When in doubt, ask for help! We encourage you to ask for help in navigating insider trading laws and this Policy. You can always reach out to the General Counsel or Company Secretary if you have questions or for help complying with this Policy.
What if you know of an issue or violation of this Policy? If you know or suspect that someone is violating this Policy or breaking insider trading laws, you should speak up and report it to the General Counsel or Company Secretary. Consult our Whistleblower Policy for information about how to report in good faith any known or suspected violations. More broadly, nothing in this Policy changes your right to speak up and report wrongdoing you see or engage in any other protected activity.
11.Compliance with UK Securities Laws
Because the Company maintains a secondary listing on the London Stock Exchange, compliance with applicable UK securities laws is also required. See Appendix A for additional details.

Adopted: March 2026

APPENDIX A: UK ANNEX

Transactions in Company Securities are also subject to the UK Market Abuse Regulation (assimilated Regulation (EU) 596/2014 as it forms part of domestic UK law by virtue of the European Union (Withdrawal) Act 2018) (UK MAR).

The prohibition on insider trading under UK MAR is similar to that under U.S. law, but has slightly different definitions and requirements. For completeness, this Appendix sets forth guidelines to promote compliance with UK MAR. All Covered Persons are required to comply with UK MAR.
1.Definitions Specific to this Appendix.
Dealing means, in respect of any person, the conducting of any transaction on their own account or for the account of a third party, directly or indirectly, relating to Company Securities. The concept of dealing under UK MAR is very broad. For example, as well as buying or selling securities, it also includes exercising options under any of the Company’s share plans and entering into any derivative contract that relates to Company Securities.

Inside Information is a term under UK law that is similar to, but not the same as, material nonpublic information. It means information of a precise nature which: (i) is not generally available; (ii) relates directly or indirectly to the Company or the Company Securities; and (iii) would, if generally available, be likely to have a significant effect on the price of the Company’s securities or related investments.

Information is “precise” if it: (a) indicates circumstances that exist or may reasonably be expected to come into existence, or an event has occurred or may reasonably be expected to occur; and (b) is specific enough to enable a conclusion to be drawn as to the possible effect of those circumstances or that event on the price of the Company’s securities or related investments.

Information would be likely to have a “significant effect on price” if and only if it is information of that kind that a reasonable investor would be likely to use as part of the basis of their investment decisions.

Person(s) Discharging Managerial Responsibilities (PDMR) means a natural or legal person who is either: (a) a member of the Board of Directors; or (b) a senior executive who is not a member of the Board of Directors but who has regular access to Inside Information relating directly or indirectly to the Company and the power to make managerial decisions affecting the future developments and business prospects of the Company, and for the purposes of this Policy includes: (i) all members of the Company’s Board of Directors; and (ii) all of the Company’s Section 16 Filers.

Person Closely Associated (PCA) means, in relation to a given individual, any of: (i) a spouse or civil partner; (ii) a dependent child, being a child or stepchild under the age 18 years who is unmarried and does not have a civil partner; (iii) a relative who has shared the same household as the individual for at least one year on the date of the relevant trading; and (iv) a legal person (e.g., a corporate entity), trust or partnership, (a) the managerial responsibilities of which are discharged by the individual or by a person referred to in items (i), (ii) or (iii) of this definition; or which is directly or indirectly controlled by the individual or by a person referred to in items (i), (ii) or (iii) of this definition; (b) which is set up for the benefit of the individual or a person referred to in items (i), (ii) or (iii) of this definition; or (c) the economic interests of which are substantially equivalent to those of the individual or a person referred to in items (i), (ii) or (iii) of this definition.
2.Inside Information.
All Covered Persons (whether or not a PDMR or PCA) who are in possession of Inside Information must not:

a)deal in Company Securities;

b)recommend, encourage, or induce somebody else to do the same; and/or
c)disclose the Inside Information (except where required to do so as a part of their employment or duties).
3.Pre-Clearance & Reporting Requirements for PDMRs and PCAs.
Any and all Dealing by a PDMR and/or their PCAs are subject to the requirements for pre-clearance and reporting of transactions in Company Securities by Covered Persons as described in the Securities Trading Policy.
4.PCA Notifications.
PDMRs must inform their PCAs in writing of their obligations under this Policy and keep a copy of that notification. When first designated as a PDMR, the Company Secretary’s office will provide each PDMR with a letter to be used for this purpose.

PDMRs must also update the Company Secretary’s office of the identity of their PCAs (including any changes to that list) on an annual basis.